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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IMPAC Medical Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

45255A104

(CUSIP Number)

Håkan Bergstrom Chief Financial Officer Box 7593 SE-103 92 Stockholm Sweden 46 8 587 254 00	with copy to Mark L. Hanson, Esq. Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309 (404) 521-3939

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45255A104			Page 1 of 3 Pages

1	NAME OF REPORTING PERSON Erbium Acquisition Corporation I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☑
	(b)	☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 3,039,357

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,039,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,357

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45255A104			Page 2 of 3 Pages

1	NAME OF REPORTING PERSON Elekta Holdings U.S., Inc. I.R.S. Identification Nos. of above persons (entities only): 58-1876545

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☑
	(b)	☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 3,039,357

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,039,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,357

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 45255A104			Page 3 of 3 Pages

1	NAME OF REPORTING PERSON Elekta AB (publ) I.R.S. Identification Nos. of above persons (entities only):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☑
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 3,039,357

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 3,039,357

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,039,357

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (SEE INSTRUCTIONS)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13-D

Item 1.     Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of IMPAC Medical Systems, Inc., a Delaware corporation (“IMPAC”).

     The name and address of the principal executive offices of the issuer are as follows:

Name of Issuer	Address
IMPAC Medical Systems, Inc.	100 West Evelyn Avenue
Mountain View, California 94041

Item 2.     Identity and Background

     This Schedule 13D is being filed jointly by (1) Erbium Acquisition Corporation, a Delaware corporation (“Acquisition Corp.”), (2) Elekta Holdings U.S., Inc., a Delaware corporation (“Holdings”), and (3) Elekta AB (publ), a Swedish corporation (“Elekta”), collectively referred to as the reporting persons. The principal business and office address of each reporting person (and their respective executive officers) is as follows:

Names of Reporting Persons	Address
Erbium Acquisition Corporation	4775 Peachtree Industrial Blvd.
Building 300, Suite 300
Norcross, Georgia 30092

Elekta Holdings U.S., Inc.	4775 Peachtree Industrial Blvd.
Building 300, Suite 300
Norcross, Georgia 30092

Elekta AB (publ)	Kungstensgatan 18
SE-103 93
Stockholm
Sweden

     Acquisition Corp. is a Delaware corporation and wholly owned subsidiary of Holdings, and was created solely to acquire IMPAC. Holdings is a Delaware corporation and wholly owned subsidiary of Elekta, and whose principal business is to act as a holding company for Elekta’s U.S. businesses. Elekta is a Swedish corporation, whose principal business is the provision of highly advanced clinical solutions for high precision radiation treatment of cancer and for non- or minimally invasive treatment of brain disorders.

     The name, business address and present principal occupation of the current executive officers and directors of each reporting person is set forth in Annex A, attached hereto, and is incorporated herein by reference. The executive officers and directors of Acquisition Corp. are each citizens of Sweden. The executive officers of Holdings are each citizens of Georgia (except for its Chairman, who is a citizen of Sweden) and the directors of Holdings are each citizens of Sweden. The executive officers and directors of Elekta are each citizens of Sweden.

     During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or directors of any such reporting person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or directors of any such reporting person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or other Consideration

     No payments were made by or on behalf of any of the reporting persons in connection with the execution of the Merger Agreement or the Stockholder Agreements (as such terms are defined under Item 4 below). Should Acquisition Corp. exercise the Founders’ Options (as defined under Item 4 below) to purchase the shares of Common Stock of IMPAC subject to this Schedule 13D, the funds expected to be used to pay the exercise price of the Options shall be supplied from the working capital of Elekta.

Item 4.     Purpose of Transaction

     On January 17, 2005, Elekta and Acquisition Corp. entered into a definitive agreement (the “Merger Agreement”) to acquire IMPAC. Pursuant to the terms of the Merger Agreement, IMPAC will merge with Acquisition Sub, and IMPAC will survive the merger and become a wholly owned subsidiary of Elekta (the “Merger”). Under the terms of the Merger Agreement and subject to the conditions thereof, upon the Merger each outstanding share of IMPAC’s Common Stock will be exchanged for the right to receive $24.00 in cash. Each outstanding option to acquire shares of IMPAC’s Common Stock will convert into the right to receive, in cash, the difference between $24.00 and the option’s exercise price, or will be cancelled if such option has an exercise price equal to or greater than $24.00. Upon consummation of the Merger, IMPAC is expected to terminate the registration of its Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Further, upon consummation of the Merger, it is expected that IMPAC’s common stock will no longer be listed on the NASDAQ National Market.

     Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Elekta’s and Acquisition Corp.’s willingness to enter into the Merger Agreement, Elekta and Acquisition Corp. entered into Stockholder Agreements, dated January 17, 2005 (the “Stockholder Agreements”), the executed versions of which are substantially identical to the Form of Stockholder Agreement attached as Exhibit 2, with certain stockholders of IMPAC (the “Founding Stockholders”). A list of the Founding Stockholders is attached as Annex B.

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     Pursuant to the Stockholder Agreements, each of the Founding Stockholders has granted Acquisition Corp. an irrevocable option (collectively, the “Founders’ Options”) to purchase all or any portion of such Founding Stockholders’ shares of Common Stock beneficially held prior to the date of the Stockholder Agreement, or subsequently acquired prior to the termination of the Stockholder Agreement (collectively, the “Shares”), at an exercise price per share equal to $24.00.

     The Founders’ Options vest only upon termination of the Merger Agreement by Elekta or IMPAC as a result of the board of directors of IMPAC withdrawing or adversely modifying its approval of the Merger Agreement or approving, endorsing or recommending an alternative acquisition proposal or otherwise withdrawing its approval of the Merger. The Founders’ Options, once vested, would have a term of 12 months from the vesting date.

     Pursuant to the Stockholder Agreement, the Founding Stockholders may not, except as contemplated by the Merger Agreement or the Stockholder Agreement, dispose of, or grant voting power with respect to, any of their respective Shares. In addition, each Founding Stockholder has agreed to appoint Acquisition Corp. as proxy to vote its respective Shares (1) in favor of the approval of the Merger Agreement at a stockholders’ meeting to be held to approve the Merger, (2) against any alternative acquisition proposal with a third party, and (3) against any other action by IMPAC that would materially adversely affect the Merger.

     The Stockholder Agreements further provide that if, during the 12-month term of the Founders’ Options, IMPAC consummates a merger, acquisition or similar business combination transaction with a third party at a per share transaction price in excess of $24.00 per share (the exercise price of the Options), then the excess amount per share shall be divided evenly between Acquisition Corp., on the one hand, and the Founding Stockholders, on the other hand.

     Except as set forth in this Schedule 13D, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or directors of any such reporting person, have any present plans or intentions that would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer

     (a) As a result of entering into the Stockholder Agreements, the reporting persons may be deemed to have beneficial ownership with respect to an aggregate of 3,039,357 shares, representing approximately 30.6% of the outstanding shares of IMPAC’s Common Stock, based on 9,948,331 shares outstanding as represented by IMPAC in the Merger Agreement. The reporting persons disclaim beneficial ownership with respect to such shares.

     (b) Should the Founders’ Options be exercised, Acquisition Corp., Holdings and Elekta will have shared power to vote or direct the vote, and dispose or direct the disposition of, all 3,039,357 shares of IMPAC’s Common Stock deliverable upon such exercise.

     (c) Except as set forth herein, none of the reporting persons and, to the knowledge of the reporting persons, no executive officer or director of any reporting person has had any transactions in the Common Stock during the past 60 days.

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     (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Common Stock to which this Schedule 13D relates.

     (e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     See the response to Item 4 above, which is incorporated by reference into this Item 6. In addition, an additional stockholder of IMPAC, Robert L. Shaw, whose holdings constitute approximately 2.5% of the total outstanding shares of Common Stock, has agreed to vote his shares in favor of the Merger and against any proposal made in opposition to the Merger.

     Except as set forth in this Schedule 13D, none of the reporting persons, and to the knowledge of each reporting person, none of the executive officers or directors of any such reporting person, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons in respect to any securities of IMPAC, including, but not limited to, transfer or voting of any securities of IMPAC, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit	Name
1	Agreement and Plan of Merger, dated as of January 17, 2005, among Elekta AB (publ), Erbium Acquisition Corporation and IMPAC Medical Systems, Inc.

2	Form of Stockholder Agreement, entered into as of January 17, 2005 by each of the Founding Stockholders.

3	Joint Filing Agreement dated January 27, 2005 by and among Erbium Acquisition Corporation, Elekta Holdings U.S., Inc. and Elekta AB (publ).

[SIGNATURES ON FOLLOWING PAGE]

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: January 27, 2005

Erbium Acquisition Corporation
By:	/s/ Håkan Bergstrom
	Name:	Håkan Bergstrom
	Title:	President

Elekta Holdings U.S., Inc.
By:	/s/ Anthony DeCarolis
	Name:	Anthony DeCarolis
	Title:	President

Elekta AB (publ)
By:	/s/ Håkan Bergstrom
	Name:	Håkan Bergstrom
	Title:	Chief Financial Officer

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

     Set forth below are the name and present principal occupation of each current director and executive officer of each of the reporting persons. The business address of each director of Erbium Acquisition Corp. is 4775 Peachtree Industrial Blvd., Building 300, Suite 300, Norcross, Georgia 30092. The business address of each director of Elekta Holdings U.S., Inc. and of Elekta AB (publ) is Kungstensgatan 18, SE-103 93, Stockholm, Sweden.

Erbium Acquisition Corporation
Executive Officers:
Håkan Bergstrom, President
Jonas Bolander, Secretary and Treasurer

Directors:
Håkan Bergstrom (Officer of Elekta AB (publ))

Elekta Holdings U.S., Inc
Executive Officers:
Tomas Puusepp, Chairman
Anthony DeCarolis, President
Peter Stegagno, Secretary
Rod Farmer, Treasurer

Directors:
Tomas Puusepp (Officer of Elekta AB (publ))
Laurent Leksell (Officer of Elekta AB (publ))
Håkan Bergstrom (Officer of Elekta AB (publ))

Elekta AB (publ)
Executive Officers:
Laurent Leksell, President and CEO
Tomas Puusepp, Executive Vice President Sales, Marketing & Service
Volker Stieber, Executive Vice President Technology Development & Operations
Håkan Bergstrom, Chief Financial Officer
Sverker Glans, Executive Vice President Quality & Regulatory Affairs
Gerry van Oortmarssen, Executive Vice President European Operations
Manfred Sturm, Chief Information Officer

Directors:
Akbar Seddigh, Chairman of the Board of Elekta AB (publ)
Carl Palmstierna, Managing Partner of ABG Sundal & Collier AB
Laurent Leksell (Officer of Elekta AB (publ))
Magnus Schmidt, Chairman of the Board of Einar Mattsson AB and Fastighets AB Stadshus
Tommy H. Karlsson, International Management Consultant with MSC S.A.
Hans Barella, retired President and CEO of Philips Medical Systems

ANNEX B

FOUNDING STOCKHOLDERS

1.	2003 Auerbach Family Trust, U/D/T December 17, 2003

2.	Dylan E. Auerbach Trust UTA Dated 12/27/99

3.	Jordan R. Auerbach Trust UTA Dated 12/27/99

4.	Ryan I. Auerbach Trust UTA Dated 12/27/99

5.	Hoey Family Trust

6.	The Erin Marie Hoey Trust UTA Dated 12/27/99

7.	The James Thomas Hoey Trust UTA Dated 12/27/99

8.	The Kate Elizabeth Hoey Trust UTA Dated 12/27/99

9.	Joseph K. Jachinowski

10.	Joseph K. Jachinowski, Jr. Trust

11.	Benjamin J. Jachinowski Trust

EXHIBIT INDEX

Exhibit	Name

1	Agreement and Plan of Merger, dated as of January 17, 2005, among Elekta AB (publ), Erbium Acquisition Corporation and IMPAC Medical Systems, Inc.

2	Form of Stockholder Agreement, entered into as of January 17, 2005 by each of the Founding Stockholders.

3	Joint Filing Agreement dated January 27, 2005 by and among Erbium Acquisition Corporation., Elekta Holdings U.S., Inc. and Elekta AB (publ).